Scottish and Southern
Energy

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

04036860

31 August 2004

SUPPL

Dear Sirs

Ref: 82- 3099

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 19 May 2004 to 31 August 2004.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

Anne Sutherland
Company Secretarial Assistant

dlw 9/14

82-3099

List of Announcements

Date	Headline	LSE Number
19/05/04	Appointment of Non-executive Director	8453Y
20/05/04	Director Shareholding	9084Y
01/06/04	Director Shareholding	2946Z
16/06/04	Distribution of Annual Report	8325Z
18/06/04	Annual Report and Accounts	9250Z
25/06/04	Directorate Change	1426A
30/06/04	Director Shareholding	3132A
01/07/04	Director Shareholding	3922A
07/07/04	Director Shareholding	6119A
16/07/04	Director Shareholding	9220A
19/07/04	Additional Listing	0001B
21/07/04	Director Shareholding	0664B
27/07/04	Holding(s) in Company	2693B
29/07/04	AGM Statement	3727B
30/07/04	Acquisition	4080B
02/08/04	Director Shareholding	4964B
06/08/04	Documents for Inspection	7149B
27/08/04	Wind Farm Demonstrator	3738C
31/08/04	Acquisition	4228C

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Acquisition
Released	07:00 31-Aug-04
Number	4228C

Scottish and Southern Energy

82-3099

RNS Number:4228C
Scottish & Southern Energy PLC
31 August 2004

SCOTTISH AND SOUTHERN ENERGY PLC
INVESTMENT IN GAS DISTRIBUTION NETWORKS

A consortium in which Scottish and Southern Energy plc ("SSE") holds 50 per cent of the equity has agreed to acquire the Scotland and the South of England gas distribution networks from National Grid Transco ("Transco"). The remainder of the equity in the consortium, plus the provision of a financial instrument, is split equally between Borealis Infrastructure ("Borealis") and Ontario Teachers' Pension Plan ("Teachers").

The acquisitions remain subject to approvals from Ofgem and from the Health and Safety Executive and are expected to be completed in the spring of 2005.

The total value of the acquisitions will be £3,162m. They are expected to be funded by £1,038.8m of equity and £2,081.2m of non-recourse borrowings, plus a financial instrument held by Borealis and Teachers.

In summary, this will require SSE to make an investment of £519.4m in cash to acquire its 50% interest in the two gas networks. In return, it will receive 50% of the distributable earnings from the networks.

Upon completion of the acquisitions, SSE will provide certain corporate and management services for the gas networks under an agreement with the consortium. In return, it will receive an annual management charge, based on the cost of providing these services.

The two gas distribution networks already trade as separate businesses within Transco. The Scotland network comprises around 24,000km of gas mains, delivering gas to 1.7m industrial, commercial and domestic customers. The South of England network comprises around 49,000km of gas mains, delivering gas to around 3.9m industrial, commercial and domestic customers.

These acquisitions will make SSE the second largest energy distribution company in the UK. SSE is already recognised as being an efficient operator. The two networks will, therefore, benefit from the adoption of SSE's well-established approach to efficiency in network operation, combined with other performance improvement initiatives. This will build on the progress made by the two networks themselves in recent years. There is also significant geographical overlap between the two gas distribution networks and SSE's existing electricity distribution businesses in the north of Scotland and central south England. This will provide opportunities to create value through the delivery of efficiencies.

This investment in gas distribution networks is expected to provide SSE's Contracting and Connections businesses with opportunities to expand their activities and it may also provide opportunities in gas metering and in the provision and maintenance of gas equipment.

This investment is expected to enhance SSE's earnings in the first year after completion of the acquisitions, and thereafter.

Ian Marchant, Chief Executive of SSE, said:

"We have been working very closely with our partners for almost a year now, and I am very pleased that this has culminated in this agreement with NGT. I believe that today's announcement is a good outcome for all concerned, including gas customers in Scotland and the South of England.

It means that our interests in energy networks will expand, thus maintaining the

institutions with assets of C$79 billion at 30 June 2004. It invests to secure the retirement income of over 250,000 active and retired teachers in the province of Ontario. The Ontario Teachers' Pension Plan has global infrastructure and timberland assets of C$2.3 billion and is actively seeking to expand its portfolio.

-ENDS-

Enquiries to:
Scottish and Southern Energy
Alan Young - Director of Corporate Communications+44 (0)870 900 0410
Denis Kerby - Investor and Media Relations Manager+44 (0)870 900 0410
Financial Dynamics
Andrew Dowler+44 (0)20 7831 3113
Ontario Teachers' Pension Plan
Lee Fullerton - Director of Communications+001 416 730 5347
OMERS
Debbie Oakley - Senior Vice President, Corporate Affairs +001 416 369 2402
Note: The consortium's financial advisers were Dresdner Kleinwort Wasserstein and Lexicon Partners.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Wind Farm Demonstrator
Released	09:32 27-Aug-04
Number	3738C

82-3099

RNS Number:3738C
Scottish & Southern Energy PLC
27 August 2004

SSE AND TALISMAN ENERGY TO BUILD OFFSHORE

WIND FARM DEMONSTRATOR PROJECT

Scottish and Southern Energy plc (SSE), and Talisman Energy (UK) Limited, a wholly owned subsidiary of Talisman Energy Inc, have announced plans to construct a £24 million deepwater wind farm demonstrator project adjacent to the Talisman-operated Beatrice Field, 25 kilometres off the east coast of Scotland. The demonstrator project will test technologies for deepwater wind farms distant from the shore, with no visual impact. The results will help determine if large-scale developments of this type are a practical source of renewable energy. The project will include the design, construction, installation and operation of two prototype turbines.

The power generated by the turbines will be used at the Beatrice platform and will operate alongside Talisman's existing operations at Beatrice without affecting production. It is anticipated that construction of these turbines will begin later this year and first electricity generation is expected to begin late in 2006.

The demonstrator project will receive £3 million in funding from each of the Scottish Executive and the UK Department of Trade and Industry and €6 million from the European Commission. SSE, and its co-venturer in this project, Talisman, will each contribute around £7 million. To date, Talisman and SSE have conducted four feasibility studies, together spending £2 million.

"There is widespread agreement that the key to realising the full potential of renewable energy over the long term is the development of new technologies," said SSE Chief Executive Ian Marchant. "We are committed to building on our position as the UK's largest generator of electricity from renewable sources. Our participation in this demonstrator project reflects our belief in the long term opportunities that renewable energy offers and confirms that Scotland and the rest of the UK is well positioned to become a leader in this field."

- Ends -

contacts:
Alan Young - Director of Corporate Communications 0870 900 0410.
Denis Kerby - Media and IR Manager0870 900 0410.

END

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Scottish and Southern Energy

82-3099

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Documents for Inspection
Released	11:54 06-Aug-04
Number	7149B

RNS Number:7149B
Scottish & Southern Energy PLC
06 August 2004

Resolutions (other than ordinary business) passed at Annual General Meeting & Revised Articles of Association

Copies of the above have been submitted to the UKLA, and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7066 1000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	11:13 02-Aug-04
Number	4964B

Scottish and Southern Energy

82-3099

RNS Number:4964B
Scottish & Southern Energy PLC
02 August 2004

The Company was notified on 30 July 2004 by Halifax plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases in the Company's ordinary shares:-

a. •that 25,563 shares were purchased at £7.10 using participating employees' gross salary ('Partnership Shares').

b. •that the Company matched the Partnership Shares purchased by employees and purchased a further 14,108 shares at £7.10('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per month.

The 39,671 shares (Partnership and Matching) were allocated to employees at £7.05.

The purchase was made pursuant to a regular standing order instruction with Halifax plc for monthly purchases of Partnership and Matching Shares for the SIP.

The interests of Executive directors of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	18	5	0.000003%	13,552	0.002%
Ian Marchant	18	5	0.000003%	54,206	0.006%
David Sigsworth	18	5	0.000003%	43,402	0.005%
Alistair Phillips-Davies	18	5	0.000003%	9,354	0.001%
Gregor Alexander	18	5	0.000003%	7,988	0.001%

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Acquisition
Released	07:00 30-Jul-04
Number	4080B

Scottish and Southern Energy

82-3099

30 July 2004

SCOTTISH AND SOUTHERN ENERGY PLC
ACQUISITION OF FERRYBRIDGE AND FIDDLER'S FERRY POWER STATIONS

Scottish and Southern Energy plc ("SSE") has acquired the Ferrybridge and Fiddler's Ferry power stations and associated coal stocks of 1.6m tonnes from AEP Energy Services UK Ltd for £136m in cash. In addition, SSE has acquired fuel in transit and contracts to supply fuel for the power stations for $208m. The total payment to AEP will, therefore, be £250m ($456m).

Ferrybridge is a 1,995MW coal fired power station in West Yorkshire which was commissioned in 1966. In 2002, it was the first power station in the UK to 'co-fire' fuels from renewable sources in order to displace fossil fuels and it remains the market leader in this field. Fiddler's Ferry is a 1,989MW coal fired power station in Cheshire which was commissioned in 1971. Like Ferrybridge, it co-fires fuels from renewable sources.

Both are flexible, mid-merit stations and their acquisition complements SSE's existing generation portfolio of 4,300MW of gas-fired stations and almost 1,400MW of renewable capacity. It means that the capacity of SSE's wholly-owned power stations and SSE's share of power station joint ventures is now almost 10,000MW, making it the third largest generator of electricity in the UK.

The power stations produced 15.3TWh of electricity during 2003, and operated at an average load factor of 43%. Having opted out of the Large Combustion Plant Directive, they are expected to operate at a load factor of around 40% until 2008 and then for a total of 20,000 hours between 2008 and 2015, after which the plants are due to be de-commissioned. Costs associated with this have been included in SSE's valuation of the power stations. Both plants are expected to receive an allocation of carbon emissions allowances in respect of the EU Emissions Trading Scheme.

The acquisition is expected to enhance earnings during the current financial year.

Ian Marchant, Chief Executive of SSE, said:

"This acquisition is consistent with our strategy of acquiring assets which can be successfully integrated into our existing businesses at prices which allow value to be created for shareholders.

It will add to the diversity of our generation portfolio, particularly in the mid-merit sector, and will help us meet peak demand for electricity. It will also allow us to manage further our exposure to changes in commodity prices for fuel by balancing our existing gas portfolio with a coal portfolio. This, in turn, will reinforce our ability to compete successfully for industrial and commercial electricity customers.

We recognise that there are challenges involved in owning and operating coal-fired plant at a time when there is a clear move to lower carbon technologies. As a responsible company, we will examine all opportunities for improving the thermal efficiency of the power stations and for reducing the level of emissions from them.

In the meantime, this clearly represents a good deal for SSE. It will stand us in good stead in the electricity

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	AGM Statement
Released	13:20 29-Jul-04
Number	3727B

Scottish and Southern Energy

82-3099

Scottish & Southern Energy plc

29 July 2004

BOARD CHANGES ANNOUNCED AT SSE AGM

The Annual General Meeting of Scottish and Southern Energy plc ("SSE") took place in Bournemouth today. All 15 Resolutions, as set out in the Notice of Meeting on pages 56 and 57 of the Annual Report and Accounts 2004, were passed by shareholders.

The Meeting was advised of a number of changes to the Board of SSE which will be made over the coming year. The Chairman, Dr Bruce Farmer CBE, will retire on 31 December 2004. He will be succeeded by Sir Robert Smith, who is currently Deputy Chairman. As stated in the Annual Report and Accounts 2004, Henry Casley will retire as a non-Executive Director before SSE's Annual General Meeting in July 2005. David Sigsworth, the Generation Director, will also retire before that Meeting.

Dr Farmer said: "This will complete a well-planned series of changes to the Board of SSE. On this basis, by next year's AGM, the Board will consist of four Executive Directors and five independent non-Executive Directors. It will continue to have the right mix of skills and experience to drive SSE forward."

- ENDS -

Note to Editors

Sir Robert Smith joined the Board of SSE as a non-Executive Director in June 2003. He is Chairman of The Weir Group PLC. He is a non-Executive Director of Standard Bank Group Limited and Aegon UK plc.

For further information please contact:

Scottish and Southern Energy plc

Alan Young - Director of Corporate Communications	+ 44 (0)870 900 0410
Denis Kerby - Investor and Media Relations Manager	+ 44 (0)870 900 0410

Financial Dynamics

Andrew Dowler	+ 44 (0)20 7831 3113

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	15:09 27-Jul-04
Number	2693B

Scottish and Southern Energy

82-3099

RNS Number:2693B
Scottish & Southern Energy PLC
27 July 2004

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

Scottish and Southern Energy plc (the Company) was notified on 26 July 2004 that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, both being non- beneficial holders, have a notifiable interest in 35,021,239 ordinary shares in the Company, being 4.08% of the issued share capital of the Company.

The shares are registered as follows:

Nominee/Registered Name	ManagementCompany	Shares Held
Chase Nominees Ltd.	FIJ	55,600
Bank of New York- London	FIL	8,000
Bank of New York -Brussels	FIL	70,372
Bank of New York - Europe	FIL	875,531
Bank of New York - Europe	FIL	189,000
Bank of New York - London	FIL	2,760,800
Bank of New York - Brussels	FIL	99,000
Bankers Trust	FIL	169,471
BT Globenet Nominees Ltd	FIL	238,830
Chase	FIL	80,600
Chase Manhattan Bank AG Frankfurt	FIL	71,700
Chase Manhattan Bank London	FIL	1,672,865
Chase Nominees Ltd	FIL	340,830
Citibank	FIL	83,878
Deutche Bank	FIL	89,500
Deutche Bank AG, London	FIL	233,000
HSBC Client Holdings Nominee (UK) Limited	FIL	3,545,513
ING Luxembourg	FIL	18,449
JP Morgan	FIL	1,195,868
Master Trust Bank of Japan	FIL	29,800
Mellon Bank	FIL	178,568
Mellon Nominees Ltd	FIL	54,300
Morgan Stanley	FIL	31,117
NAB-Australia	FIL	240,600
National Australia Bank	FIL	57,000
Northern Trust	FIL	1,591,145
Nortrust Nominees Ltd	FIL	779,606
Nortrust Nominees Ltd	FIL	33,900
Northern Trust London	FIL	149,500
PICG	FIL	3,900
RBS Trust Bank	FIL	1,655,195
Societe Generale Paris	FIL	30,400
State	FIL	14,900

State Street Hong Kong	FIL	9,700
State Street Nominees Ltd	FIL	463,779
Bermuda Far East	FIL	22,800
Clydesdale Bank (Head Office)		
Nominees Limited	FISL	6,640,181
State Street Nominees Limited	FMRCO	5,600
Bank of New York	FMTC	144,600
Bank of New York - Europe	FMTC	55,200
BT Globenet Nominees Limited	FMTC	271,534
Chase Nominees Ltd	FMTC	98,900
Goldman Sachs and Co.	FMTC	34,200
JP Morgan Chase	FMTC	29,000
Lloyds Bank Nominees Limited	FMTC	687,500
Lloyds Bank(Stock Exchange Branch)		
Nominees Limited A/C	FMTC	1,900
Mellon Bank	FMTC	14,900
Mellon Bank N.A.	FMTC	142,700
Mellon Trust	FMTC	14,000
Morgan Stanley Trust Co.		
Nominees Limited Bank	FMTC	600
MSS Nominees Limited	FMTC	200,300
Northern Trust	FMTC	396,100
Royal Trust	FMTC	20,700
State Street Bank & Trust	FMTC	1,421,121
State Street Bank & Trust Company	FMTC	107,000
State Street Nominees Ltd.	FMTC	1,511,500
Bank of New York Europe	FPM	188,819
Bank of New York London	FPM	180,684
Bankers Trust	FPM	2,294,360
BT Globenet Nominees Ltd	FPM	36,838
Chase Nominees Ltd	FPM	1,533,231
Citibank	FPM	97,502
Kas Associates	FPM	5,700
Mellon Nominees Ltd	FPM	275,100
MSS Nominees Ltd	FPM	14,176
Nordea	FPM	18,600
Northern Trust	FPM	196,400

TOTAL		35,021,239

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	10:35 21-Jul-04
Number	0664B

Scottish and Southern Energy

82-3099

RNS Number:0664B
Scottish & Southern Energy PLC
21 July 2004

The company previously announced on 30 June 2004 the purchase, by the Trustees of the Scottish and Southern Energy Deferred Bonus Plan, of 217,330 ordinary shares of 50p each in the Company at a price of 684.5p per share. The company now announces the performance-related awards to Executive Directors under the Plan.

On 20 July 2004, the following share awards to the Executive Directors were made:

Ian Marchant	35,279
Colin Hood	25,249
Alistair Phillips-Davies	16,211
David Sigsworth	18,657
Gregor Alexander	16,211

The Plan is designed to contribute to increasing shareholder return and motivation of senior management over the longer-term. Awards to participants in the Plan are dependent on the performance by individuals and by the Company. Participants are granted awards equivalent to their actual short-term bonus. As stated in the Annual Report and Accounts 2004, the value of the award is adjusted by reference to three factors: the company's relative performance in terms of Total Shareholder Return over a three-year period; safety (which is externally verified and compared to other energy companies) and relative performance in terms of customer complaints as recorded by the independent regulatory body, energywatch.

Each Executive Director will only receive from the Trust the number of shares to which they are entitled under their award. For Companies Act purposes, the Executive Directors are technically regarded as having an interest in all those shares held by the Trust.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Additional Listing
Released	16:24 19-Jul-04
Number	0001B

Scottish and Southern Energy

82 - 3099

RNS Number:0001B
Scottish & Southern Energy PLC
19 July 2004

Application for Admission of Securities to trading

The Company has applied to the UK Listing Authority for Admission of Securities to the Official List and to the London Stock Exchange for Admission of Securities to trading of 1,500,000 ordinary shares of 50p each in the Company. The issue is with respect to a block listing of shares, which will be allocated to employees as and when required on the exercise of their SAYE Sharesave and Executive share options.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	11:14 16-Jul-04
Number	9220A

Scottish and Southern Energy

82-3099

RNS Number:9220A
Scottish & Southern Energy PLC
16 July 2004

Notification of Directors' Interests

On 16 July 2004, 982,542 share options were granted to employees pursuant to the Company's all-employee savings-related share option scheme at an exercise price of £6.22. The options are over the Company's Ordinary 50p shares. The interests of the Executive Directors of the Company in the transaction were as follows:

Directors	Savings contract term	No of options	Period exercisable
Ian Marchant	3- year	606	1 October 2007 to 31 March 2008
	5-year	1051	1 October 2009 to 31 March 2010
Gregor Alexander	5-year	630	1 October 2009 to 31 March 2010

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	16:47 07-Jul-04
Number	6119A

Scottish and Southern Energy

82-3099

RNS Number:6119A
Scottish & Southern Energy PLC
07 July 2004

Notification of Directors' Interests

Scottish and Southern Energy plc was notified on 7 July 2004 that one of its non-executive directors, Kevin Smith, purchased 2,000 Ordinary 50p shares on 7 July 2004 at a price of £6.795 per share.

Director	Number of shares purchased	Percentage of issued share class	Total holding following notification	Total percentage of issued shares following notification
Kevin Smith	2,000	0.000002%	2,000	0.000002%

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	15:55 01-Jul-04
Number	3922A

82-3099

RNS Number:3922A
Scottish & Southern Energy PLC
01 July 2004

The Company was notified on 30 June 2004 by Halifax plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases in the Company's ordinary shares:-

a. that 24,727 shares were purchased at £6.825 and 19 shares were purchased at £6.7987 using participating employees' gross salary ('Partnership Shares').

b. that the Company matched the Partnership Shares purchased by employees and purchased a further 13,100 shares at £6.825 and 5 shares at £6.7987 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per month.

The 37,851 shares (Partnership and Matching) were allocated to employees at £6.845.

The purchase was made pursuant to a regular standing order instruction with Halifax plc for monthly purchases of Partnership and Matching Shares for the SIP.

The interests of Executive directors of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	18	5	0.000003%	13,529	0.002%
Ian Marchant	18	5	0.000003%	54,183	0.006%
David Sigsworth	18	5	0.000003%	43,379	0.005%
Alistair Phillips-Davies	18	5	0.000003%	9,331	0.001%
Gregor Alexander	18	5	0.000003%	7,965	0.001%

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	14:13 30-Jun-04
Number	3132A

Scottish and Southern

82-3099

RNS Number:3132A
Scottish & Southern Energy PLC
30 June 2004

The Company announces the purchase of 217,330 ordinary shares of 50p each in the Company at a price of 684.5p per share on 29 June 2004 by Bedell and Cristin Trust Company Limited as Trustee of the Scottish and Southern Energy Deferred Bonus Plan ("the Trust").

As set out in the Annual Report and Accounts 2004,the performance-related awards under the Plan will be granted to senior managers including the Executive Directors once the performance related factors of Total Shareholder Return over a three-year period, safety (which is externally verified and compared to other energy companies) and relative performance in terms of customer complaints as recorded by the independent regulatory body, energywatch are finalised. A further announcement on Directors' interests will then be made.

Each Executive Director will only receive from the Trust the number of shares to which they are entitled under their award. For the Companies Act purposes, the Executive Directors are technically regarded as having an interest in all those shares held by the Trust.

This information is provided by RNS
The company news service from the London Stock Exchange

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Scottish and Southern

82-3099

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Directorate Change
Released	09:02 25-Jun-04
Number	1426A

RNS Number:1426A
Scottish & Southern Energy PLC
25 June 2004

Following the appointment of Kevin Smith to the Board as non-Executive Director with effect from 24 June 2004, the Company notifies that Kevin Smith is also a director of GKN plc.

There are no details that require to be disclosed in relation to paragraph 16.4 (b) of the Financial Services Authority Listing Rules.

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The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Distribution of Annual Report
Released	15:00 16 Jun 2004
Number	8325Z

82-3099

16 June 2004

Scottish and Southern Energy plc

Distribution of Annual Report and Accounts 2004.

Scottish and Southern Energy plc ("SSE") has begun to distribute its Annual Report and Accounts 2004 to shareholders. The document can be viewed on SSE's website at www.scottish-southern.co.uk.

For further information please contact:

Scottish and Southern Energy plc
Alan Young - Director of Corporate Communications + 44 (0)870 900
Denis Kerby - Investor and Media Relations Manager + 44 (0)870 900

Financial Dynamics
Andrew Dowler + 44 (0)20 7831 3

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	17:12 1 Jun 2004
Number	2946Z

82-3099

RNS Number:2946Z
Scottish & Southern Energy PLC
01 June 2004

The Company was notified on 28 May 2004 of the following purchases of the Company's ordinary 50p shares ('shares'):

a. •Halifax plc, the provider of the all-employee Scottish and Southern Energy plc Share Incentive Plan ('SIP'), purchased 35,068 shares at a price of £6.96 and allocated them to employees at the same price.

(b)the PEP manager, the Bank of New York, on 24 May 2004 reinvested the tax credit on the March 2004 dividend into the PEP's of David Sigsworth, his wife Lorna Sigsworth and Gregor Alexander.

These purchases were made pursuant to regular standing order instructions with Halifax plc and the Bank of New York.
The interests of the Executive Directors following these transactions were as follows:

Directors	Number of SIP shares purchased/ Allocated	Number of shares purchased and reinvested into a PEP	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	23		0.000003%	13,506	0.002%
Ian Marchant	23		0.000003%	54,160	0.006%
David Sigsworth	23	9	0.000003%	43,356	0.005%
Lorna Sigsworth (spouse)		8			
Alistair Phillips-Davies	23		0.000003%	9,308	0.001%
Gregor Alexander	23	1	0.000003%	7,942	0.001%

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	12:25 20 May 2004
Number	9084Y

RNS Number:9084Y
Scottish & Southern Energy PLC
20 May 2004

Notification of Directors' Interests

Scottish and Southern Energy plc was notified on 19 May 2004 that one of its non-executive directors, Sir Robert Smith, purchased 7,600 Ordinary 50p shares on 19 May 2004 at a price of £6.745 per share.

Director	Number of shares purchased	Percentage of issued share class	Total holding following notification	Total percentage of issued shares following notification
Sir Robert Smith	7,600	0.000886%	15,200	0.002%

This information is provided by RNS
The company news service from the London Stock Exchange

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Full Text Announcement

Company	Scottish & Southern Energy PLC	Scottish and Southern Energy plc
TIDM	SSE	
Headline	Appt of Non-Exec Director	
Released	11:00 19 May 2004	82-3099
Number	8453Y	

19 May 2004

Scottish and Southern Energy plc
Appointment of Non-Executive Director

Scottish and Southern Energy plc ('SSE') has announced its intention to appoint Kevin Smith, Chief Executive of GKN, to its Board as a non-Executive Director. Mr Smith will join the Board on 24 June and will stand for election at the forthcoming Annual General Meeting.

Dr Bruce Farmer CBE, Chairman, said:

'I believe that Kevin Smith will bring a wealth of industrial and operational experience to our Board and we are looking forward to his contribution to the company over the coming years.'

For further information please contact:

Scottish and Southern Energy plc
Alan Young – Director of Corporate Communications + 44 (0)870 900 0410
Denis Kerby – Investor and Media Relations Manager + 44 (0)870 900 0410

Financial Dynamics
Andrew Dowler + 44 (0)20 7831 3113

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